Exhibit 3.1

Execution Version

CERTIFICATE OF DESIGNATION

OF

SERIES B PREFERRED STOCK

OF

TEAM, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), Team, Inc., a corporation duly organized and validly existing under the DGCL (the “Company”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Amended and Restated Certificate of Incorporation of the Company (as amended, restated, amended and restated, supplemented, extended, renewed or otherwise modified, in whole or in part, from time to time, the “Certificate of Incorporation”) authorizes the issuance of up to 500,000 preferred shares, par value $100.00 per share (“Preferred Stock”), of the Company, and expressly authorizes the Board of Directors of the Company, subject to limitations prescribed by Law, to provide, out of the unissued shares of Preferred Stock, for series of Preferred Stock, and, with respect to each such series, to establish and fix the number of shares to be included in any series of Preferred Stock and the designations, rights, preferences, powers, qualifications, restrictions and limitations of the shares of such series; and

WHEREAS, it is the desire of the Board of Directors to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, qualifications, restrictions and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED that the Board of Directors does hereby provide authority for the Company to issue a series of Preferred Stock to be known as the Series B Preferred Stock and does hereby in this certificate of designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, rights, preferences, powers, qualifications, restrictions and limitations of the shares of Series B Preferred Stock as follows:

ARTICLE I DEFINITIONS, CALCULATIONS AND INCORPORATION BY REFERENCE

Section 1.01. Definitions. Unless stated otherwise or otherwise defined herein, capitalized terms used but not otherwise defined in this Certificate of Designation, or defined by reference to the corresponding definition in the ABL Credit Agreement, the First Lien Credit Agreement or the Second Lien Credit Agreement, shall have the meaning, mutatis mutandis, as set forth in the ABL Credit Agreement, the First Lien Credit Agreement or the Second Lien Credit Agreement, each as in effect as of the Closing Date without effect to any subsequent amendment or modification. As used in this Certificate of Designation, the following capitalized terms will have the following meanings:

“1970 Group SIRFA” has the meaning set forth in the Second Lien Credit Agreement.

“1970 Group Subordination Agreement” has the meaning set forth in the Second Lien Credit Agreement.

“ABL Agent” means Eclipse Business Capital LLC, in its capacity as administrative agent and/or collateral agent for the lenders under the ABL Credit Agreement, or the administrative agent and/or collateral agent (or similar agent) under any other ABL Facility, and any successor thereto in any such capacity.

“ABL Credit Agreement” means that certain Credit Agreement, dated as of February 11, 2022, by and among the Company, the lenders party thereto from time to time and ABL Agent, as in effect as of the Closing Date and as amended, restated, amended and restated, supplemented or otherwise modified or extended or refinanced from time to time solely as permitted under Section 5.05(j).

“ABL Facility” means Indebtedness under (a) the ABL Credit Agreement and (b) any credit facility that refunds, replaces (whether upon termination or otherwise) or refinances in whole or in part any Indebtedness under the ABL Credit Agreement from time to time; provided that any ABL Facility must comply with the requirements of Section 5.05(j).

“ABL Intercreditor Agreement” means that certain ABL Intercreditor Agreement, dated as of March 12, 2025, between the First Lien Agent, the Second Lien Agent and the ABL Agent, as amended by that certain Amendment No. 1 to ABL Intercreditor Agreement, dated as of the date of this Certificate of Designation.

“ABL Obligations” means all “ABL Debt” (as defined in the ABL Intercreditor Agreement).

“ABL Priority Collateral” has the meaning assigned to the term “ABL Priority Collateral” in the ABL Intercreditor Agreement.

“Accreted Value” means, at any date of determination and with respect to each outstanding share of Series B Preferred Stock, the sum of (i) the Stated Value thereof, plus (ii) without duplication, all accrued and uncompounded Return thereon since the most recent Quarter End Date (or if no Quarter End Date has occurred since the Closing Date, the Closing Date) through, but not including, such date, plus (iii) all accrued and unpaid Undrawn Fees not added to the Stated Value as of such date. For the avoidance of doubt, upon any Liquidation Event or Bankruptcy Event, the Accreted Value shall not be less than the Redemption Price, which shall be required to be paid to Holders.

“Affiliate” means, as applied to any Person, any other Person who directly or indirectly Controls, is under common Control with, is Controlled by, or is a director, officer, manager or general partner of such Person. Notwithstanding the foregoing, Corre, each Corre Affiliate, Stellex and each Affiliate of Stellex shall be deemed not to be an Affiliate of the Company for purposes of this Certificate of Designation.

“Anti-Corruption Laws” means the United States Foreign Corrupt Practices Act of 1977, the UK Bribery Act of 2010, the Corruption of Foreign Public Officials Act (Canada), each as amended, and all other laws and regulations or ordinances concerning or relating to bribery or corruption in any jurisdiction.

“Anti-Money Laundering Laws” means the statutes, laws, regulations, or rules in any jurisdiction that relate to terrorism financing, money laundering, any predicate crime to money laundering, anti-terrorist financing, “know-your customer” laws or any financial record keeping and reporting requirements related thereto, including, but not limited to, the Bank Secrecy Act (31 U.S.C. § 5311 et seq.), the Patriot Act and the Proceeds of Crime (Money Laundering) and Terrorist Financing Act (Canada).

“Auditors” means any of Deloitte & Touche LLP, Ernst & Young LLP, KPMG LLP, PricewaterhouseCoopers LLP, Grant Thornton LLP or BDO Global or another nationally recognized firm of independent public accountants selected by the Company.

“Available Incremental Amount” means, as of any date, an amount equal to (a) $15,000,000 less (b) the sum of (i) the aggregate amount of all Incremental Commitments (as defined in the Second Lien Credit Agreement) extended prior to such date in reliance on the Available Incremental Amount and (ii) the aggregate principal amount of all Incremental Equivalent Debt incurred prior to such date in reliance on the Available Incremental Amount and solely to the extent permitted under the First Lien Credit Agreement and the Second Lien Credit Agreement.

“Bank Product” means any of the following products, services or facilities extended to the Company or any of its Subsidiaries:

(a)	Cash Management Services; and

(b)	products under Hedging Agreements for non-speculative purposes.

“Bank Product Obligations” means Indebtedness and other obligations of the Company or any of its Subsidiaries arising from Bank Products.

“Bankruptcy Event” means:

(a)

an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking (i) relief in respect of the Company, or of all or substantially all of the property or assets of the Company, under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for all or substantially all of the property or assets of the Company, or (iii) the winding-up or liquidation of the Company, and in the case of any proceeding described in this clause (a), such proceeding or petition shall continue in effect and undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered; or

(b)

the Company shall (i) voluntarily commence any proceeding or file any petition seeking relief under Title 11 of the United States Code, as now constituted or hereafter amended, or any other federal, state or foreign bankruptcy, insolvency, receivership or similar law, (ii) consent to the institution of, or fail to contest in a timely and appropriate manner, any proceeding or the filing of any petition described in clause (a) above, (iii) apply for or consent to the appointment of a receiver, trustee, custodian, sequestrator, conservator or similar official for the Company or for all or substantially all of the property or assets of the Company, or (iv) make a general assignment for the benefit of creditors, or (v) commence any voluntary in-court or out of- court restructuring or recapitalization transactions, and in the case of any proceeding described in this clause (b), such proceeding or petition shall continue in effect and undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered.

“Board of Directors” means, as to any Person, the board of directors, board of managers or other Governing Body of such Person, or if such Person is owned or managed by a single entity, the board of directors, board of managers or other Governing Body of such entity, and the term “directors” means members of the Board of Directors. Whenever any provision requires any action or determination to be made by, or any approval of, a Board of Directors, such action, determination or approval shall be deemed to have been taken or made if approved by a majority of the directors on any such Board of Directors (whether or not such action or approval is taken as part of a formal board meeting or as a formal board approval). Unless the context requires otherwise, the Board of Directors means the Board of Directors of the Company.

“Business Day” means any day excluding Saturday, Sunday and any day which is a legal holiday under the laws of the State of New York or is a day on which banking institutions located in New York, New York are required or permitted by law or other governmental action to close.

“Business Plan” means a business plan of the Company and its Subsidiaries, consisting of consolidated projected balance sheets, related cash flow statements and related profit and loss statements, together with appropriate supporting details and a statement of the underlying assumptions, which covers a one-year period and which is prepared on an annual basis, as delivered to the lenders under the Second Lien Credit Agreement.

“Bylaws” means the Amended and Restated Bylaws of Team, Inc.

“Capital Lease” means, as applied to any Person, any lease of any property (whether real, personal or mixed) by that Person as lessee that, in conformity with GAAP in effect on the Closing Date, is or should be accounted for as a capital lease on the balance sheet of that Person.

“Capitalized Lease Obligations” means that portion of the obligations under a Capital Lease which, under GAAP, is or will be required to be accounted for as a finance lease on the balance sheet of the lessee, taken at the amount thereof accounted for as Indebtedness (net of Interest Expense) in accordance with GAAP.

“Cash Management Services” means any one or more of the following types of services or facilities:

(a)	credit cards, merchant card services, purchase or debit cards, including non-card e-payables services, or electronic funds transfer services,

(b)	treasury management services (including controlled disbursement, overdraft automatic clearing house fund transfer services, return items, and interstate depository network services) and

(c)	any other demand deposit or operating account relationships or other cash management services.

“Certificate of Designation” has the meaning set forth in the recitals.

“Certificate of Incorporation” has the meaning set forth in the recitals.

“Change of Control” means that:

(a)

any Person or “group” (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act but excluding any employee benefit plan of such Person and its Subsidiaries, and any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of any such plan), other than any combination of the Designated Equity Investor, shall have acquired beneficial ownership (within the meaning of Rules 13d-3 and 13d-5 under the Exchange Act), directly or indirectly, of Equity Interests of the Company (or other securities convertible into such Equity Interests) representing 50% or more of (x) the combined voting power of all Equity Interests of the Company entitled (without regard to the occurrence of any contingency) to vote for the election of members of the Governing Body of the Company or (y) the economic Equity Interests of the Company;

(b)

a change in control or similar event with respect to the Company, as defined or described under any documentation in respect of Material Indebtedness to which the Company is a party, shall have occurred; or

(c)	any sale or other disposition of all or substantially all of the assets of the Company and its Subsidiaries.

“Closing Date” means September 11, 2025.

“Code” means the U.S. Internal Revenue Code of 1986, as amended from time to time.

“Common Stock” means the common stock, par value $0.30 per share, of the Company.

“Company” has the meaning set forth in the recitals.

“Control” shall mean the possession, directly or indirectly, of the power to direct or cause the direction of the management or policies of a person, whether through the ownership of voting securities, by contract or otherwise, and the term “Controlled” shall have a meaning correlative thereto.

“Corre” means Corre Partners Management, LLC.

“Corre Affiliate” means Corre or any of its Affiliates.

“Default” means any event that, if it continues uncured or unwaived, will, with the lapse of any applicable grace period, be a Trigger Event.

“Delayed Draw Preferred Shares” has the meaning set forth in Section 5.03(b).

“Designated Equity Investor” means Corre and the Corre Affiliates.

“DGCL” has the meaning set forth in the recitals.

“Disqualified Equity Interests” means any Equity Interests that, by their terms (or by the terms of any security or other Equity Interests into which they are convertible or for which they are exchangeable), or upon the happening of any event or condition:

(a)

mature automatically or are mandatorily redeemable (other than solely for Equity Interests issued by the Company (and not by one or more of its Subsidiaries) that are not Disqualified Equity Interests), pursuant to a sinking fund obligation or otherwise (except as a result of a change of control or asset sale so long as any rights of the holders thereof upon the occurrence of a change of control or asset sale event shall be subject to the prior repayment in full of the First Lien Obligations, Second Lien Obligation and ABL Obligation (other than, in each case, contingent indemnification obligations as to which no claim has been asserted) and prior redemption in full of the Series B Preferred Stock that are accrued and payable);

(b)

are redeemable at the option of the holder thereof (other than solely for Equity Interests issued by the Company (and not by one or more of its Subsidiaries) that are not Disqualified Equity Interests), in whole or in part;

(c)	provide for the scheduled payments of dividends in cash that are payable without further action or decision of Company; or

(d)

are or become convertible into or exchangeable for Indebtedness or any other Equity Interests that would constitute Disqualified Equity Interests, in each case, prior to the date that is 120 days after June 10, 2030.

“EBITDA” has the meaning set forth in the Second Lien Credit Agreement (including any component definitions thereof) as in effect as of the Closing Date without effect to any subsequent amendment or modification.

“Entity” for each Person (other than an individual), means its status, as applicable, as a corporation, limited liability company or limited partnership.

“Environment” means ambient air, indoor air, surface water (including potable waters, navigable waters and wetlands), groundwater, surface and subsurface strata, natural resources, wildlife, plant life, biota, and the workplace or as otherwise defined in Environmental Laws.

“Environmental Laws” means all federal, state, provincial, territorial and local statutes, laws (including common laws), rulings, regulations, ordinances, codes, legally binding and enforceable policies or guidelines or governmental, administrative or judicial directives, judgments, orders or interpretations of any of the foregoing now or hereafter in effect relating to pollution or protection of human health (to the extent relating to exposure to Hazardous Materials) or the Environment including laws and regulations relating to emissions, discharges, Releases or threatened Releases of Hazardous Materials, or otherwise relating to the manufacture, processing, distribution, use, treatment, storage, disposal, transport or handling of or exposure to any Hazardous Materials, in each case as amended from time to time.

“Equity Interests” means (i) in the case of a corporation, its capital stock, (ii) in the case of a limited liability company, its membership interests, and (iii) in the case of a limited partnership, its general and limited partnership interests, including in each case, all of the following rights relating to such Equity Interests, whether arising under the Governing Documents of the Entity issuing such Equity Interests or under any applicable law of such Entity’s jurisdiction of organization or formation: (x) all economic rights (including all rights to receive dividends and distributions) relating to such Equity Interests; (y) all voting rights and rights to consent to any particular actions by the applicable issuer; and (z) all management rights with respect to such issuer, but, in each case, excluding any debt security convertible into, or exchangeable for, Equity Interests.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations of the SEC promulgated thereunder.

“Financial Statements” means, with respect to the Company and its Subsidiaries, the consolidated balance sheets, consolidated profit and loss statements and statements of cash flow of the Company and its Subsidiaries for the period specified, prepared in accordance with GAAP and consistent with prior practices and, except in the case of annual audited Financial Statements, a comparison in reasonable detail to (i) the projected balance sheets, profit and loss statements and statements of cash flow set forth in the Business Plan for the same year-to-date and month periods and (ii) the balance sheets, profit and loss statements and statements of cash flow for the same year-to-date and month periods of the immediately preceding year.

“First Lien Agent” means HPS Investment Partners, LLC, as agent for the lenders from time to time party to the First Lien Credit Agreement and any successor and assigns appointed in accordance with the terms thereof.

“First Lien Credit Agreement” means that certain First Lien Term Loan Credit Agreement, dated as of March 12, 2025, by and among the Company, First Lien Agent, and certain lenders party thereto from time to time, as in effect as of the Closing Date and as amended, restated, amended and restated, supplemented or otherwise modified or extended or refinanced from time to time in accordance with Section 5.05(k).

“First Lien Obligations” means “Obligations” as defined in the First Lien Credit Agreement.

“Fundamental Change” means the occurrence of (i) a Change of Control or (ii) the commencement of a voluntary case or other proceeding or filing of any petition seeking, or the adoption of a plan relating to, the bankruptcy, dissolution, liquidation, reorganization, winding-up of the Company or other relief under any federal, state or foreign bankruptcy, insolvency, reorganization or other similar applicable law now or hereafter in effect.

“Fundamental Change Redemption Right” has the meaning set forth in Section 3.08(b).

“GAAP” means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board that are applicable to the circumstances as of the date of determination.

“Governing Body” means (i) in the case of a corporation (or a limited liability company incorporated under the laws of England and Wales or the Netherlands), its board of directors and/or shareholders (as the case may be), (ii) in the case of a limited liability company, its managers or members, and (iii) in the case of a limited partnership, its general partner(s), or in each case, another comparable governing body of the applicable Entity.

“Governing Documents” means

(i) in the case of a corporation, its articles (or certificate) of incorporation (or equivalent) and bylaws (if applicable),

(ii) in the case of a limited liability company, its articles (or certificate) of organization (or formation) and its operating agreement,

(iii) in the case of a limited partnership, its articles (or certificate) of limited partnership and its limited partnership agreement, or in each case, another comparable governing document of the applicable Entity,

(iv) in the case of a limited liability company incorporated under the laws of England and Wales, its articles of association and memorandum of association (if applicable) and its certificate of incorporation and any certificate of incorporation on a change of name (if applicable), and

(v) in relation to any Person organized under Dutch law in each case including its deed of incorporation (oprichtingsakte), articles of association (statuten) and an extract (uittreksel) from the commercial register (handelsregister) of the Dutch Chamber of Commerce (Kamer van Koophandel).

“Governmental Authority” means any federal, state, provincial, territorial, municipal, national or other government, governmental department, commission, board, bureau, court, agency or instrumentality or political subdivision thereof or any entity, officer or examiner exercising executive, legislative, judicial, regulatory or administrative functions of or pertaining to any government, any court, any securities exchange or any self-regulatory organization (including the National Association of Insurance Commissioners), in each case whether associated with a state of the United States, the United States, province or territory of Canada, Canada, or a foreign entity or government (including any supra-national body exercising such powers or functions, such as the European Union or the European Central Bank).

“Hazardous Materials” means any and all pollutants, contaminants and toxic, caustic, radioactive or hazardous materials, substances and wastes including petroleum or petroleum distillates, urea formaldehyde foam insulation, asbestos or asbestos-containing materials, whether or not friable, per- and polyfluoroalkyl substances, polychlorinated biphenyls, radon gas, infectious or medical wastes and all other materials, substances or wastes of any nature, that are regulated under any Environmental Laws due to their dangerous or hazardous properties or characteristics.

“Hedging Agreement” means any interest rate protection agreement, foreign currency exchange agreement, commodity price protection agreement or other interest or currency exchange rate or commodity price hedging agreement. The term “Hedging Agreement,” as used herein, shall extend to and include any Swap Obligation.

“Holder” means a holder of shares of Series B Preferred Stock.

“Holder Majority” means the consent of Holders who among them hold not less than the majority of the aggregate Accreted Value of the Series B Preferred Stock then outstanding.

“Incremental Equivalent Debt” has the meaning set forth in Section 5.05(s).

“Indebtedness” means, with respect to any Person, as of the date of determination thereof (without duplication of the same obligation under any other clause hereof),

(i) all obligations of such Person for borrowed money of any kind or nature, including funded and unfunded debt,

(ii) all monetary obligations of such Person in respect of any exchange traded or over the counter derivative transaction, including under Hedging Agreements (which amount shall be calculated based on the amount that would be payable by such Person if the Hedging Agreement were terminated on the date of determination), in each case, whether entered into for hedging or speculative purposes or otherwise,

(iii) all obligations of such Person to pay the deferred purchase price of assets (other than trade payables incurred in the ordinary course of business and repayable in accordance with customary trade practices and, for the avoidance of doubt, other than royalty payments payable in the ordinary course of business in respect of non-exclusive licenses) and any earn-out or similar obligations, purchase price adjustments and profit-sharing arrangements arising from purchase and sale agreements,

(iv) all Capitalized Lease Obligations,

(v) all Indebtedness of others secured by (or for which the holder of such Indebtedness has an existing right to be secured) a Lien on any asset of such Person whether or not the Indebtedness is assumed by such Person,

(vi) all obligations of such Person created or arising under any conditional sale or other title retention agreement with respect to property acquired by such Person (even though the rights and remedies of the seller or lender under such agreements in the event of default are limited to repossession or sale of such property),

(vii) any Disqualified Equity Interests,

(viii) all obligations of such Person evidenced by bonds, debentures, notes, or other similar instruments and all reimbursement or other obligations in respect of letters of credit, bankers acceptances, or other financial products,

(ix) notes payable and drafts representing extensions of credit whether or not representing obligations for borrowed money,

(x) the face amount of any letter of credit issued for the account of that Person or as to which such Person is otherwise liable for reimbursement of drawings,

(xi) the direct or indirect guaranty, endorsement (otherwise than for collection or deposit in the ordinary course of business), co-making, discounting with recourse or sale with recourse by such Person of the obligation of another,

(xii) all obligations of such Person in respect of the sale or factoring of receivables,

(xiii) any liability or agreement of such Person to purchase, repurchase or otherwise acquire any Indebtedness or Equity Interests from any other Person, including any “repo” or other similar arrangement, and

(xiv) any obligation of such Person guaranteeing or intended to guarantee (whether directly or indirectly guaranteed, endorsed, co-made, discounted, or sold with recourse) any obligation of any other Person that constitutes Indebtedness under any of clauses (i) through (xiii) above.

For purposes of this definition, (A) the amount of any Indebtedness represented by a guaranty or other similar instrument shall be the lesser of the principal amount of the obligations guaranteed and still outstanding and the maximum amount for which the guaranteeing Person may be liable pursuant to the terms of the instrument embodying such Indebtedness (assuming such Person is required to perform thereunder), (B) the amount of any Indebtedness which is limited or is non-recourse to a Person or for which recourse is limited to an identified asset shall be valued at the lesser of (1) if applicable, the limited amount of such obligations, and (2) if applicable, the fair market value of such assets securing such obligation, and (C) the Series B Preferred Stock shall not be considered “Indebtedness.”

“Initial Stated Value” means, at any date of determination, and with respect to each outstanding share of Series B Preferred Stock, $1,000.00 (adjusted as appropriate (as determined by the Board of Directors in good faith) in the event of any stock dividend, redemption, stock split, stock distribution, recapitalization or combination with respect to the Series B Preferred Stock).

“Intended Preferred Stock Tax Treatment” has the meaning set forth in Section 6.01(b).

“Interest Expense” means, for any period, all interest with respect to Indebtedness (including the interest component of Capitalized Lease Obligations) accrued or capitalized during such period (whether or not actually paid during such period) determined in accordance with GAAP.

“Laws” means, with respect to any Person, (i) the common law and any federal, state, local, foreign, multinational or international statutes, laws, treaties, judicial decisions, judgments, writs, orders, decrees, codes, plans, injunctions, permits, concessions, grants, franchises, and legally binding and enforceable standards, rules and regulations, guidances, guidelines, ordinances, rules, governmental agreements and governmental restrictions (including administrative or judicial precedents or authorities), in each case whether now or hereafter in effect, and (ii) the interpretation or administration thereof by, and other determinations, directives, requirements or requests of, any Governmental Authority, in each case whether or not having the force of law and that are applicable to or binding upon such Person or any of its property or to which such Person or any of its property is subject.

“Lien” means any lien, claim, charge, pledge, security interest, assignment, hypothecation, deed of trust, mortgage, lease, conditional sale, retention of title, attachment or other preferential arrangement having substantially the same economic effect as any of the foregoing, whether voluntary or imposed by law.

“Liquidation Event” means an involuntary proceeding shall be commenced or an involuntary petition shall be filed in a court of competent jurisdiction seeking the liquidation, dissolution or winding up of the Company or any of its Subsidiaries, and such proceeding or petition shall continue undismissed or unstayed for 90 days or an order or decree approving or ordering any of the foregoing shall be entered.

“Mandatory Redemption” has the meaning set forth in Section 3.08(a).

“Material Adverse Effect” means (i) a material adverse effect on the business, operations, results of operations, assets, liabilities, or condition (financial or otherwise) of the Company and its Subsidiaries, taken as a whole or (ii) the material impairment of (A) the Company and its Subsidiaries’ ability to perform the Company’s payment or the Company and its Subsidiaries’ other material obligations under this Certificate of Designations, or (B) the ability of the Holders to enforce this Certificate of Designation.

“Material Contract” means any agreement or arrangement to which the Company or a Loan Party (as defined in the Second Lien Credit Agreement) is party (other than this Certificate of Designation) (i) for which breach, nonperformance or termination (including by failure to renew) could reasonably be expected to have a Material Adverse Effect; or (ii) that relates to Material Indebtedness.

“Material Indebtedness” means (a) the ABL Obligations, (b) the First Lien Obligations, (c) the Second Lien Obligations, (d) the obligations pursuant to the 1970 Group SIRFA and (e) any other Indebtedness or obligations in respect of one or more Hedging Agreements in an aggregate principal amount exceeding $12,000,000. For purposes of this definition, the “principal amount” of the obligations of the Company or any other Loan Party (as defined in the Second Lien Credit Agreement) in respect of any Hedging Agreement at any time shall be the maximum aggregate amount (giving effect to any netting agreements) that the Company or any other Loan Party (as defined in the Second Lien Credit Agreement) would be required to pay if such Hedging Agreement were terminated at such time.

“OFAC” means the Office of Foreign Assets Control of the U.S. Department of the Treasury.

“Patents” means patents and patent applications, including (i) all continuations, divisionals, continuations-in-part, re-examinations, reissues, and renewals thereof and improvements thereon, (ii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past, present, or future infringements thereof, (iii) the right to sue for past, present, and future infringements thereof, and (iv) all rights corresponding thereto throughout the world.

“Permits” means, in respect of any Person, all licenses, permits, franchises, consents, rights, privileges, certificates, authorizations, approvals, registrations and similar consents granted or issued by any Governmental Authority to which or by which such Person is bound.

“Permitted Hedging Agreement” means a Hedging Agreement made by the Company or its Subsidiary in the ordinary course of its business in accordance with the reasonable requirements of its business, and not for speculative purposes, and in any such case, shall be unsecured (except for Permitted Liens of the type described in clause (xii) of the definition thereof in the Second Lien Credit Agreement).

“Permitted Transfer” means a transfer of the Series B Preferred Stock consummated in compliance with the Shareholders Agreement, as in effect on the Closing Date.

“Person” means any individual, sole proprietorship, partnership, limited liability company, joint venture, trust, unincorporated organization, joint stock company, association, corporation, institution, entity, party or government (including any division, agency or department thereof) or any other legal entity, whether acting in an individual, fiduciary or other capacity, and, as applicable, the successors, heirs and assigns of each.

“Preferred Stock” has the meaning set forth in the recitals.

“Pro Forma Basis” means, with respect to compliance with any test or covenant or calculation hereunder, the determination or calculation of such test, covenant or ratio in accordance with Section 1.02(v).

“Purchase Agreement” means that certain Securities Purchase Agreement, dated as of the Closing Date, by and among the Company and the investors party thereto, as amended, restated, amended and restated, supplemented, extended, renewed or otherwise modified, in whole or in part, from time to time in accordance with the terms thereof.

“Quarter End Date” means each of March 31, June 30, September 30 and December 31. If any Quarter End Date is not a Business Day, the Quarter End Date will be the Business Day immediately following such Quarter End Date.

“Real Property” means any real property owned or leased by the Company or any Subsidiary of the Company.

“Redemption Date” means (a) in respect of any Voluntary Redemption, the date set by the Company as the date on which such redemption shall occur; and (b) in respect of any Mandatory Redemption, the date of redemption.

“Redemption Notice” has the meaning set forth in Section 3.03.

“Redemption Notice Date” has the meaning set forth in Section 3.03.

“Redemption Price” means the total price for each share of Series B Preferred Stock to be redeemed pursuant to this Certificate of Designation on any Redemption Date, which shall be an amount per share of Series B Preferred Stock equal to the greater of (1) if applicable, (a) for shares of Series B Preferred Stock issued on the Closing Date, if any applicable Redemption Date occurs on or prior to the 42 month anniversary of the Closing Date, the Initial Stated Value of such share of Series B Preferred Stock issued on the Closing Date multiplied by 140% or (b) for Delayed Draw Preferred Shares, if any applicable Redemption Date occurs on or prior to the 42 month anniversary of the issuance date of such Delayed Draw Preferred Shares, the Initial Stated Value of such Delayed Draw Preferred Share multiplied by 140% minus, in the case of clause (a) and (b), any amounts paid in cash with respect to each such share of Series B Preferred Stock, whether or not previously redeemed and (2) the Accreted Value of such share as of such Redemption Date. For the avoidance of doubt, only the Accreted Value plus all accrued but uncompounded Undrawn Fees will be payable in connection with a Change of Control in which Stellex and/or its Affiliates provides (including through roll-over amounts) the majority of the equity capital for such transaction.

“Refinancing Indebtedness” means refinancings, renewals, or extensions of Indebtedness so long as:

(i) such refinancings, renewals, or extensions do not result in an increase in the principal amount of the Indebtedness so refinanced, renewed, or extended, other than by the amount of premiums paid thereon, the reasonable and customary fees and expenses incurred in connection therewith, any accrued and unpaid interest and by the amount of unfunded commitments with respect thereto,

(ii) such refinancings, renewals, or extensions do not result in a shortening of the final stated maturity or the average weighted maturity (measured as of the refinancing, renewal, or extension) of the Indebtedness so refinanced, renewed, or extended, nor are they on terms or conditions that, taken as a whole, are materially adverse to the interests of the Holders,

(iii) [reserved]

(iv) the Indebtedness that is refinanced, renewed, or extended is not recourse to any Person other than those Persons which were obligated with respect to the Indebtedness that was refinanced, renewed, or extended,

(v) if the Indebtedness that is refinanced, renewed or extended was unsecured, such refinancing, renewal or extension shall be unsecured,

(vi) if the Indebtedness that is refinanced, renewed, or extended was secured such refinancing, renewal, or extension shall be secured by substantially the same or less collateral as secured such refinanced, renewed or extended Indebtedness,

(vii) such refinancings, renewals, or extensions shall be incurred by the Person who is the obligor or guarantor (or any successor thereto) on the Indebtedness being refinanced, renewed or extended, and

(viii) at the time thereof, no Default or Trigger Event shall have occurred and be continuing.

“Release” means any release, spill, emission, leaking, pumping, pouring, injection, escaping, deposit, disposal, discharge, dispersal, dumping, leaching into the Environment (including the abandonment or disposal of any barrels, containers or other closed receptacles containing Hazardous Materials) and the migration through the Environment, including migration through the air, soil, surface water or groundwater.

“Requirement of Law” or “Requirements of Law” means (i) the Governing Documents, (ii) any law, treaty, rule, regulation, order or determination of an arbitrator, court or other Governmental Authority, or (iii) any franchise, license, lease, permit, certificate, authorization, qualification, easement, right of way, or other right or approval binding on the Company, the Company’s Subsidiaries or any of their property.

“Responsible Officer” means, as applied to any Person, the chairman, president, chief executive officer, chief financial officer, chief operating officer, vice president, secretary, treasurer, director or any other individual designated in writing by an existing Responsible Officer of such Person an authorized signatory of any certificate or other document to be delivered hereunder.

“Restricted Payment” means (a) any payment of any dividend or any payment or distribution on account of the Company’s Equity Interests that are junior to the Series B Preferred Stock, including any dividend or distribution payable in connection with any merger, amalgamation or consolidation or (b) any purchase, redemption, defeasance or other acquisition or retirement for value of any Equity Interests of the Company that are junior to the Series B Preferred Stock, including in connection with any merger, amalgamation or consolidation. For the avoidance of doubt, as of the Closing Date, the Company does not have any Equity Interests that are senior or pari passu to the Series B Preferred Stock.

“Return” means the dividends to be made by the Company in respect of the shares of Series B Preferred Stock in accordance with Section 2.01(a).

“Return Rate” means a rate of 10.50% per annum; provided that (a) such rate shall automatically and immediately increase by 1.75% per annum on the date on which the Company has not effected a Mandatory Redemption pursuant to Section 3.08 hereof and thereafter, on each anniversary thereof, in each case not to result in a dividend rate exceeding 15.00% per annum and (b) such rate shall increase by an additional 1.00% for so long as the Shareholder Approval (as defined in the common stock purchase warrants issued pursuant to the Purchase Agreement) has not been obtained following the Company’s 2026 annual general meeting.

“Sale and Leaseback Transaction” means any direct or indirect arrangement relating to any Real Property (and any related furniture, fixtures, and equipment) or personal property now owned or hereafter acquired by the Company or any Subsidiary of the Company whereby the Company or any Subsidiary of the Company transfers such property to a Person and the Company or any Subsidiary of the Company rents or leases such property from such Person.

“Sanctions” means any economic or financial sanctions imposed, administered or enforced by the U.S. government (including OFAC and the U.S. Department of State), the Government of Canada, the government of Japan, the United Nations Security Council, the European Union and any member state thereof, the UK government (and any of its governmental institutions, including His Majesty’s Treasury of the United Kingdom) or other applicable sanctions authorities that have jurisdiction over the Company and its Subsidiaries.

“SEC” means the Securities and Exchange Commission, or any Governmental Authority succeeding to any of its principal functions.

“Second Lien Agent” means Cantor Fitzgerald Securities as agent for the lenders from time to time party to the Second Lien Credit Agreement and any successor and assigns appointed in accordance with the terms thereof.

“Second Lien Credit Agreement” means that certain Second Amended and Restated Term Loan Credit Agreement, dated as of March 12, 2025, by and among the Company, Second Lien Agent, and certain Corre Affiliates, as in effect as of the Closing Date and as amended, restated, amended and restated, supplemented or otherwise modified or extended or refinanced from time to time in accordance with Section 5.05(l).

“Second Lien Obligations” means “Obligations” as defined in the Second Lien Credit Agreement.

“Securities” means any stock, shares, partnership interests, voting trust certificates, certificates of interest or participation in any profit-sharing agreement or arrangement, options, warrants, bonds, debentures, notes, or other evidences of indebtedness, secured or unsecured, convertible, subordinated or otherwise, or in general any instruments commonly known as “securities” or any certificates of interest, shares or participations in temporary or interim certificates for the purchase or acquisition of, or any right to subscribe to, purchase or acquire, any of the foregoing.

“Securities Act” means the Securities Act of 1933, as amended, and the rules and regulations of the SEC promulgated thereunder, as amended.

“Series B Preferred Stock” has the meaning set forth in Section 2.02.

“Shareholders Agreement” means the Shareholders Agreement, dated as of September 11, 2025, among the Company, Stellex and the other parties thereto, as the same may be amended from time to time.

“Solvent” means that as of the date as to which such Person’s solvency is to be measured:

(a)

the fair saleable value of its assets is in excess of (i) the total amount of its liabilities (including contingent, subordinated, absolute, fixed, matured, unmatured, liquidated and unliquidated liabilities) and (ii) the amount that will be required to pay the probable liability of such Person on its debts as such debts become absolute and matured;

(b)	it has sufficient capital to conduct its business; and

(c)	it is able to meet its debts as they mature.

“Stated Value” means, with respect to the shares of Series B Preferred Stock at any date, the sum of (i) the Initial Stated Value thereof, plus (ii) all accrued and unpaid (including compounded) Return as of the most recent Quarter End Date (if any) prior to such date, plus (iii) all accumulated and unpaid Undrawn Fees payable as of the most recent Quarter End Date and/or issuance date of Delayed Draw Preferred Shares.

“Stellex” means Stellex Capital Management LLC.

“Subsidiary” means, as to any Person, any Entity in which that Person directly or indirectly owns or Controls more than 50% of the issued and outstanding economic or Voting Interests of such Entity. Unless the context otherwise requires, each reference to Subsidiaries herein shall be a reference to Subsidiaries of the Company.

“Swap Obligation” means any obligation to pay or perform under any agreement, contract or transaction that constitutes a “swap” within the meaning of section 1a(47) of the Commodity Exchange Act.

“Tax” or “Taxes” means all present or future taxes, levies, imposts, duties, deductions, withholdings (including backup withholding), assessments, fees or other charges, in each case, in the nature of a tax imposed by any Governmental Authority, including any interest, additions to tax or penalties applicable thereto.

“Test Period” means, as of any date of determination, the four consecutive fiscal quarters of the Company ending on or most recently ended as of such date of determination for which Financial Statements have been or are required to be delivered pursuant to Sections 4.05(a) and 4.05(b), as applicable.

“Total Leverage Ratio” has the meaning set forth in the Second Lien Credit Agreement (including any component definitions thereof) as in effect as of the Closing Date without effect to any subsequent amendment or modification.

“Trademarks” means any and all trademarks, trade names, registered trademarks, trademark applications, service marks, registered service marks and service mark applications, including (i) all renewals thereof, (ii) all income, royalties, damages and payments now and hereafter due or payable under and with respect thereto, including payments under all licenses entered into in connection therewith and damages and payments for past or future infringements or dilutions thereof, (iii) the right to sue for past, present and future infringements and dilutions thereof, (iv) the goodwill symbolized by the foregoing or connected therewith, and (v) all rights corresponding thereto throughout the world.

“Trigger Event” has the meaning set forth in Section 8.01.

“Undrawn Fee” has the meaning set forth in Section 2.03.

“Voluntary Redemption” has the meaning set forth in Section 3.07(c).

“Voluntary Redemption Trigger Date” has the meaning set forth in Section 3.07(a).

“Voting Interests” means Equity Interests having ordinary voting power for the election of the Governing Body of such Person.

Section 1.02. Rules of Construction. Unless the context otherwise requires or otherwise specified herein:

(a) the meanings of defined terms are equally applicable to the singular and plural forms of the defined terms;

(b) the term “including” is by way of example and not limitation;

(c) in the computation of periods of time from a specified date to a later specified date, the word “from” means “from and including;” the words “to” and “until” each mean “to but excluding;” and the word “through” means “to and including;”

(d) the word “incur” shall be construed to mean incur, create, issue, assume, become liable in respect of or suffer to exist (and the words “incurred” and “incurrence” shall have correlative meanings);

(e) section headings herein are included for convenience of reference only;

(f) the word “or” is not exclusive;

(g) the word “will” shall be interpreted to express a command;

(h) provisions apply to successive events and transactions;

(i) unless the context otherwise requires, references to sections of, or rules under, the Securities Act or the Exchange Act shall be deemed to include substitute, replacement or successor sections or rules adopted by the SEC from time to time;

(j) any reference to a statute refers to the statute, any amendments or successor legislation and all rules and regulations promulgated under or implementing the statute, as in effect at the relevant time;

(k) references to a Person also include its permitted assigns and successors;

(l) unless the context otherwise requires, any reference to an “Article,” “Section” or “clause” refers to an Article, Section or clause, as the case may be, of this Certificate of Designation;

(m) the words “herein,” “hereof” and “hereunder” and other words of similar import refer to this Certificate of Designation as a whole and not any particular Article, Section, clause or other subdivision;

(n) all references to $, currency, monetary values and dollars set forth herein mean U.S. dollars;

(o) words used herein implying any gender shall apply to both genders;

(p) the principal amount of any non-interest bearing Indebtedness or other discount security constituting Indebtedness at any date shall be the principal amount thereof that would be shown on a balance sheet of the Company dated such date prepared in accordance with GAAP;

(q) any reference herein to a merger, transfer, consolidation, amalgamation, consolidation, assignment, sale, disposition or transfer, or similar term, shall be deemed to apply to a division of or by a limited liability company, or an allocation of assets to a series of a limited liability company (or the unwinding of such a division or allocation), as if it were a merger, transfer, consolidation, amalgamation, consolidation, assignment, sale or transfer, or similar term, as applicable, to, of or with a separate Person. Any division of a limited liability company shall constitute a separate Person hereunder (and each division of any limited liability company that is a Subsidiary, joint venture or any other like term shall also constitute such a Person or entity);

(r) a statement that a copy of an item has been delivered means a correct and accurate copy of such item has been delivered;

(s) any financial ratios required to be satisfied in order for a specific action to be permitted under this Certificate of Designation shall be calculated by dividing the appropriate numerator by the appropriate denominator, carrying the result to one place more than the number of places by which such ratio is expressed herein and rounding the result up or down to the nearest number (with a rounding-up if there is no nearest number);

(t) when the payment of any obligation or the performance of any covenant, duty or obligation is stated to be due or performance required on a day which is not a Business Day, the date of such payment or performance shall extend to the immediately succeeding Business Day and such extension of time shall not be reflected in computing interest, dividends, premium or fees, as the case may be;

(u) the parties to this Certificate of Designation acknowledge and agree that (a) each party and its counsel has reviewed, or has had the opportunity to review, the terms and provisions of this Certificate of Designation, (b) any rule of construction to the effect that any ambiguities are resolved against the drafting party will not be used to interpret this Certificate of Designation and (c) the provisions of this Certificate of Designation will be construed without regard to which party was generally responsible for the preparation of this Certificate of Designation;

(v) for purposes of calculating the Total Leverage Ratio as of any date, EBITDA shall be calculated on a pro forma basis (as certified by the Company) assuming that all acquisitions made, and all dispositions completed, during the four consecutive fiscal quarters then most recently ended had been made on the first day of such period (but without any adjustment for projected cost savings or other synergies not described in clause (W) of the definition of “EBITDA” in the Second Lien Credit Agreement as in effect as of the Closing Date unless otherwise approved by the Holders);

(w) “the Netherlands” means the European part of the Kingdom of The Netherlands and “Dutch” means in or of the Netherlands;

(x) time of day means time of day New York, New York, except as otherwise expressly provided; and

(y) for purposes of calculating EBITDA under any grower basket (i.e., a covenant exception subject to a limitation based on the greater of a Dollar amount and a percentage of EBITDA) contained in Article V (or otherwise set forth herein), for any subject transaction, EBITDA shall be determined as of the Test Period most recently ended. Notwithstanding anything to the contrary contained herein, no such baskets shall be determined to be exceeded hereunder (and no Default shall occur) solely on account of fluctuations to the amount of EBITDA after any such basket is utilized in accordance with the terms hereof; provided that, for the avoidance of doubt, any decrease in the amount of EBITDA shall be deemed to decrease EBITDA for the purposes of any basket that has not been utilized and any refinancing (including any Refinancing Indebtedness) with respect to any basket that has been utilized.

Section 1.03. Effect of Covenants. For the avoidance of doubt, the covenants set forth in Article IV and Article V shall only apply at a time when the Series B Preferred Stock remains outstanding and shall cease to apply when all shares of Series B Preferred Stock are no longer outstanding.

Section 1.04. Accounting Terms and Principles. Except as otherwise expressly provided herein, all accounting terms not otherwise defined herein shall have the meanings assigned to them in conformity with GAAP. If any change in GAAP results in a change in the interpretation of related provisions of this Certificate of Designation, then if the Company shall request an amendment to such provisions of this Certificate of Designation, then the Company and the Holders agree to negotiate an amendment to such provisions of this Certificate of Designation so as to equitably reflect such changes in GAAP with the desired result that the criteria for evaluating the Company’s financial condition shall be the same after such change in GAAP as if such change had not been made. Until the Company and the Holders have agreed to any amendment referred to in the prior sentence, calculations in connection with the definitions, covenants and other provisions hereof shall utilize accounting principles and policies in conformity with those used to prepare the financial statements prior to the applicable change in GAAP.

Anything in this Certificate of Designation to the contrary notwithstanding, any obligations of a Person under a lease (whether existing now or entered into in the future) that is not (or would not be) required to be classified and accounted for as a capital lease on a balance sheet of such Person under GAAP as in effect on December 31, 2018 shall not be treated as Capital Lease solely as a result of changes in the application of GAAP, in each case, after December 31, 2018.

ARTICLE II RETURN; DIVIDENDS; DESIGNATION

Section 2.01. Return and Dividends.

(a) From and after the respective dates of issuance of shares of Series B Preferred Stock, Holders of such shares of Series B Preferred Stock shall be entitled to receive in respect of each such share, solely if, as and when declared by the Board of Directors, from time to time, cumulative dividends accruing on a daily basis from, and including, such date of issuance, at the Return Rate on the Stated Value of such share from time to time. The Return will accrue and may be paid in cash as dividends on Series B Preferred Stock at the Company’s election, (subject to such cash dividends having been declared by the Board of Directors, and the Company having completed all other formalities required for the payment of cash dividends). Return will be calculated on the basis of actual days elapsed over a year of 360 days consisting of twelve 30-day months. Without any need to declare or take other action, to the extent any Return is not paid in cash on any applicable Quarter End Date, such Return shall compound on each Quarter End Date and shall be added to the Stated Value.

(b) All Return and compounded amounts on the Series B Preferred Stock are prior to and in preference over any dividend on any Common Stock or other Equity Interests of the Company and shall be declared and fully paid (including any Return that has compounded and been added to the Stated Value) before any dividends are declared and paid, or any other distributions are made, on any Common Stock or other Equity Interests of the Company.

Section 2.02. Designations; Ranking. A total of 105,000 shares of Preferred Stock, par value $100.00 per share, of the Company, shall be designated as a series known as Series B Preferred Stock (the “Series B Preferred Stock”). The Series B Preferred Stock shall rank senior and in priority in right to receive dividends, to participate in distributions or payment to the Common Stock and any other Equity Interests of the Company currently existing or hereafter authorized, classified or reclassified in any dissolution, liquidation or winding up of the Company. The Series B Preferred Stock shall rank junior to the Company’s existing and future liabilities. Shares of Series B Preferred Stock may be issued from time to time pursuant to and in accordance with the terms and conditions of the Purchase Agreement. So long as any shares of Series B Preferred Stock are outstanding, no dividends or distributions on, or purchases or redemptions of, Common Stock shall be paid, declared or made, except as permitted under this Certificate of Designation.

Section 2.03. Delayed Draw Preferred Shares. During the Delayed Draw Period (as defined in the Purchase Agreement), a fee shall accrue on any unissued Delayed Draw Preferred Shares on a daily basis from the Closing Date to the date such Delayed Draw Preferred Shares are issued (or the end of the Delayed Draw Period to the extent such Delayed Draw Preferred Shares are not issued) at a rate of 1.0% per annum on the Initial Stated Value of the unissued Delayed Draw Preferred Shares (the “Undrawn Fee”). The Undrawn Fee will be calculated on the basis of actual days elapsed over a year of 360 days consisting of twelve 30-day months. The Undrawn Fee is payable on each Quarter End Date and on each issuance of Delayed Draw Preferred Shares (in respect of the Undrawn Fee accrued and not previously paid on the amounts of Delayed Draw Preferred Shares issued on such date) or the end of the Delayed Draw Period to the extent such Delayed Draw Preferred Shares are not issued and shall be added on each Quarter End Date pro rata to the Stated Value of each outstanding share of Series B Preferred Stock held by the initial Holders (that were Holders on the Closing Date) or their Affiliates and Related Funds (as defined in the Shareholders Agreement) or on the issuance date of Delayed Draw Preferred Shares to the Delayed Draw Preferred Shares issued on such date.

ARTICLE III REDEMPTION

Section 3.01. Notices to Holders. If the Company elects to redeem the Series B Preferred Stock pursuant to Section 3.07 hereof or is required to redeem the Series B Preferred Stock pursuant to Section 3.08 hereof, it shall give to each Holder a notice in accordance with Section 3.03 hereof.

Section 3.02. Selection of Series B Preferred Stock to Be Redeemed in any Partial Redemption. Other than in the case of a redemption of all Series B Preferred Stock in a single transaction, if less than all of the Series B Preferred Stock are to be redeemed at any time:

(a) such partial redemption of the Series B Preferred Stock shall only be permitted if (A) it would result in at least a 25% reduction in the value of the aggregate Equity Interests in the Company owned (directly and through the attribution rules described in Section 302(c) of the Code, including with respect to the warrants issued in connection with the transactions contemplated by the Purchase Agreement) by each Holder of Series B Preferred Stock, and (B) the Company has determined that it will (and agrees in writing that it will) report such redemption as a sale and exchange of the redeemed Series B Preferred Stock consistent with clause (ii) of the Intended Preferred Stock Tax Treatment; and

(b) each outstanding share of Series B Preferred Stock (including, for the avoidance of doubt, all Delayed Draw Preferred Shares then issued and outstanding) shall be subject to redemption, which redemption shall be on a pro rata basis in proportion to the aggregate Redemption Price of all Series B Preferred Stock outstanding on the date of the notice of redemption issued pursuant to Section 3.03, constituted by a reduction in the Stated Value and Accreted Value of all Series B Preferred Stock outstanding. Each Holder hereby agrees to tender for redemption each outstanding Series B Preferred Stock.

Section 3.03. Notice of Redemption. The Company shall deliver electronically, mail or cause to be mailed by first class mail, postage prepaid a notice of redemption (a “Redemption Notice”) not less than five days and not more than 30 days before the Redemption Date (the date of such notice, the “Redemption Notice Date”) to each Holder of shares of Series B Preferred Stock. The notice shall state:

(i) the section of this Certificate of Designation pursuant to which the redemption shall occur;

(ii) the Accreted Value of the Series B Preferred Stock held by each Holder;

(iii) the Redemption Date;

(iv) the Redemption Price;

(v) if the Company is not permitted by Law to redeem all of the Series B Preferred Stock required to be redeemed or if the Series B Preferred Stock is to be redeemed in part only (subject to the limitations in Section 3.02 applicable to partial redemptions (unless otherwise waived by a relevant Holder)), the portion of the Redemption Price of the Series B Preferred Stock to be redeemed (which must satisfy the requirements of Section 3.02 applicable to partial redemptions) and that, after the Redemption Date and upon surrender of any certificates representing such Series B Preferred Stock, a new certificate for such Series B Preferred Stock, which shall have a Stated Value and Accreted Value equal to the unredeemed portion of the original Series B Preferred Stock, will be issued in the name of the Holder upon cancellation of any certificate representing such Series B Preferred Stock prior to such Redemption Date; and

(vi) if such redemption is a Voluntary Redemption, any condition to such redemption.

A Voluntary Redemption (and solely a Voluntary Redemption) may, at the Company’s discretion, be subject to one or more conditions precedent, and, if a Voluntary Redemption is subject to the satisfaction of one or more conditions precedent, the notice of such redemption shall describe each such condition, and if applicable, shall state that, in the Company’s discretion, the Redemption Date may be delayed until such time as any or all such conditions shall be satisfied or waived, or such redemption may not occur and such notice may be rescinded in the event that any or all such conditions shall not have been satisfied or waived by the Redemption Date as stated in such notice, or by the redemption date as so delayed.

Section 3.04. Effect of Notice of Redemption. The Company shall have the right to revoke and withdraw a Redemption Notice delivered to the Holders in accordance with Section 3.03 hereof prior to the Redemption Date set forth in such Redemption Notice only in the event that any or all conditions precedent relating to such Voluntary Redemption have not been satisfied or waived by such Redemption Date. The notice, if delivered in accordance with Section 10.02 hereof, shall be conclusively presumed to have been given, whether or not the Holder receives such notice. In any case, failure to deliver such notice or any defect in the notice to the Holder of any share of Series B Preferred Stock designated for redemption in whole or in part shall not affect the validity of the proceedings for the redemption of any other share of Series B Preferred Stock.

Section 3.05. Deposit of Redemption Price.

(a) The aggregate Redemption Price will be due and payable, and paid in cash in immediately available funds, to the respective Holders on the applicable Redemption Date. Prior to 2:00 p.m., New York City time, on the Redemption Date, the Company shall deposit with each Holder money sufficient to pay the Redemption Price of all Series B Preferred Stock of such Holder to be redeemed on that Redemption Date. Each Holder shall promptly return to the Company any money deposited with the Holders by the Company in excess of the amounts necessary to pay the Redemption Price of all Series B Preferred Stock of such Holder to be redeemed.

(b) If the Company complies with the provisions of the preceding clause (a), on and after the Redemption Date, Return shall cease to accrue on the Series B Preferred Stock or the portions of Series B Preferred Stock called for redemption.

Section 3.06. Series B Preferred Stock Redeemed in Part. Upon surrender of any Series B Preferred Stock certificate that is redeemed in part, the Company shall issue a new Series B Preferred Stock certificate representing Series B Preferred Stock equal in Stated Value and Accreted Value to the unredeemed portion of the Series B Preferred Stock surrendered.

Section 3.07. Voluntary Redemption.

(a) On or before March 11, 2029 (the “Voluntary Redemption Trigger Date”), the Company may not make a Voluntary Redemption of the Series B Preferred Stock; provided, that concurrently with a Fundamental Change that occurs prior to the Voluntary Redemption Trigger Date, the Company may redeem all of the outstanding shares of Series B Preferred Stock held by the Holders upon written notice as described under Section 3.03 hereof for an amount per share equal to the Redemption Price paid in cash on the Redemption Date set forth in the notice required under Section 3.03.

(b) At any time after the Voluntary Redemption Trigger Date, the Company may on one or more occasions redeem all (or a part, solely to the extent permitted in accordance with Section 3.02) of the outstanding shares of Series B Preferred Stock held by the Holders, upon written notice as described under Section 3.03 hereof for an amount per share equal to the Redemption Price paid in cash on the Redemption Date set forth in the notice required under Section 3.03.

(c) Any redemption pursuant to this Section 3.07 (any such redemption, a “Voluntary Redemption”) shall be made pursuant to the provisions of Sections 3.01 through 3.06 hereof.

Section 3.08. Mandatory Redemption.

(a) Subject to the terms of this Section 3.08, (i) on or after December 31, 2030, at the option of the Holders, or (ii) upon an exercise of the Fundamental Change Redemption Right, the Company shall redeem for cash all of the then outstanding shares of Series B Preferred Stock at a price per share equal to the Redemption Price as of the applicable Redemption Date (“Mandatory Redemption”).

(b) The Company shall, at least 5 Business Days prior to a Fundamental Change, provide written notice to the Holders and, the Holders shall have the right (the “Fundamental Change Redemption Right”) to require the Company to make a Mandatory Redemption on the date of such Fundamental Change of all of the then outstanding shares of Series B Preferred Stock.

(c) If, upon a Mandatory Redemption, the Company does not have surplus for the redemption of all outstanding shares of Series B Preferred Stock or if the Company is not permitted by Law to consummate such a Mandatory Redemption the Company shall, subject to the limitations in Section 3.02 applicable to partial redemptions (unless otherwise waived by a relevant Holder), redeem shares of Series B Preferred Stock to the fullest extent it is able or of such surplus and shall, subject to the limitations in Section 3.02 applicable to partial redemptions (unless otherwise waived by a relevant Holder), redeem the remaining shares of Series B Preferred Stock as soon as practicable after the Company has surplus therefor or is otherwise permitted by Law to do so. At any time thereafter when additional surplus is available for the redemption of the Series B Preferred Stock, such surplus will, subject to the limitations in Section 3.02 applicable to partial redemptions (unless otherwise waived by a relevant Holder), immediately be used to redeem the balance of the Series B Preferred Stock.

(d) The Company will use commercially reasonable efforts (including by engaging a financial advisor) to promptly obtain sufficient funds to consummate a Mandatory Redemption, including through additional sales of Equity Interests in the Company or its Subsidiaries, the incurrence of additional Indebtedness, sale of assets of the Company or its Subsidiaries, effecting a merger or similar transaction or otherwise by any and all lawful means available to the Company.

Section 3.09. No Conversion. The Series B Preferred Stock shall not be convertible into any other securities of the Company.

ARTICLE IV AFFIRMATIVE COVENANTS

Section 4.01. Existence. The Company shall, and shall cause each of its Subsidiaries to the extent constituting a Loan Party under the Second Lien Credit Agreement as in effect on the Closing Date to:

(a) maintain the Company’s existence, except in connection with a transaction in which a successor entity formed by consolidation or amalgamation or into which it is merged (the “Successor Entity”) is a corporation organized and existing under the laws of the United States of America or any state thereof, or the District of Columbia and such Successor Entity expressly assumes all obligations of the Company under this Certificate of Designation and the Series B Preferred Stock;

(b) maintain such Subsidiary’s existence except in connection with a transaction expressly permitted under the Second Lien Credit Agreement as in effect on the Closing Date or where the failure to do so could not reasonably be expected to have a Material Adverse Effect;

(c) maintain in full force and effect all material licenses, bonds, franchises, leases, Trademarks, qualifications and authorizations to do business, and all material Patents, contracts and other rights necessary or advisable to the profitable conduct of its businesses, except:

(i) as expressly permitted by this Certificate of Designation or the Second Lien Credit Agreement as in effect on the Closing Date;

(ii) such as may expire, be abandoned or lapse in the ordinary course of business; or

(iii) as could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect; and

(d) continue in the same or reasonably related lines of business as presently conducted by it.

Section 4.02. Requirements of Law; Material Contracts. The Company shall, and shall cause each of its Subsidiaries to the extent constituting a Loan Party under the Second Lien Credit Agreement as in effect on the Closing Date to, comply (i) with all Requirements of Law applicable to it, including any state licensing laws and Environmental Laws and (ii) obligations under Material Contracts, in each case except, in the case of each of clause (i) and clause (ii), where the failure to so comply could not reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

Section 4.03. Taxes. The Company shall, and shall cause each of its Subsidiaries to, pay, before the same becomes delinquent or in default:

(a) all federal income and other material Taxes imposed against it or any of its property; provided that such payment and discharge will not be required with respect to any Tax if:

(i) the validity thereof, or to the extent the amount thereof, is being contested in good faith, by appropriate proceedings diligently conducted; and

(ii) an adequate reserve or other appropriate provision shall have been established therefore as required in accordance with GAAP.

Section 4.04. Notification Requirements and Information. The Company shall deliver to each Holder, promptly following delivery of the same to the First Lien Agent, the Second Lien Agent or each lender under the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date, all notices and other documents or information delivered to the First Lien Agent, the Second Lien Agent or each lender pursuant to Sections 7.8 and 7.11 of the First Lien Credit Agreement as in effect on the Closing Date and Sections 7.8 and 7.11 of the Second Lien Credit Agreement as in effect on the Closing Date. For the avoidance of doubt, the requirements of this Section 4.04 may be satisfied to the extent the Holders shall receive the required information from the First Lien Agent or the Second Lien Agent pursuant to the terms of the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date, in their capacity as lenders thereunder.

Section 4.05. Financial Reporting. The Company shall deliver to each Holder the following:

(a) Annual Financial Statements. Within ninety (90) days after the end of each fiscal year, beginning with the fiscal year ended December 31, 2025, the annual audited and certified consolidated Financial Statements of the Company and its Subsidiaries for such fiscal year, setting forth in comparative form the figures for the previous fiscal year, all in reasonable detail and prepared in accordance with GAAP, audited and accompanied by a report and opinion of an Auditor, which report and opinion shall be prepared in accordance with generally accepted auditing standards and shall be unqualified as to going concern and scope of audit (except for any such qualification pertaining to impending debt maturities occurring within 12 months of such audit or any breach of any financial covenant).

(b) Quarterly Financial Statements. Within forty-five (45) days after the end of each fiscal quarter, commencing with the fiscal quarter ending September 30, 2025:

(i) the interim consolidated Financial Statements of the Company and its Subsidiaries as at the end of such quarter and for the fiscal year to date, setting forth in each case in comparative form the figures for the corresponding fiscal quarter of the previous fiscal year and the corresponding portion of the previous fiscal year, all in reasonable detail and certified by a Responsible Officer of the Company as fairly presenting the financial condition, results of operations and cash flows of the Company and its Subsidiaries in accordance with GAAP, subject only to normal year-end audit adjustments and the absence of footnotes; and

(ii) a narrative discussion of the financial condition of the Company and its Subsidiaries and results of operations and the liquidity and capital resources for the fiscal quarter then ended, prepared by a Responsible Officer of the Company.

(c) Monthly Financial Statements. Within thirty (30) days after the end of each fiscal month, commencing with the fiscal month ended September 30, 2025:

(i) the interim consolidated Financial Statements of the Company and its Subsidiaries as at the end of such month and for the fiscal year to date; and

(ii) a certification by a Responsible Officer of the Company that such Financial Statements have been prepared in accordance with GAAP and are fairly stated in all material respects (subject to normal year-end audit adjustments).

(d) The requirements of this Section 4.05 may be satisfied by the filing with the SEC for public availability by the Company of any Annual Report on Form 10-K, Quarterly Report on Form 10- Q or Current Report on Form 8-K, containing the required information with respect to the Company and filed within the time period required under the rules and regulations of the SEC for the filing of such forms.

(e) To the extent any information is not provided within the time periods specified in Section 4.04 or this Section 4.05 and such information is subsequently provided, the Company shall be deemed to have satisfied its obligations with respect thereto at such time and any Default or Trigger Event with respect thereto shall be deemed to have been cured.

Section 4.06. Solvency. The Company and its Subsidiaries, taken as a whole, shall be and remain Solvent at all times.

Section 4.07. Sanctions; Anti-Money Laundering Laws and Anti-Corruption Laws. Each of the Company and its Subsidiaries shall comply in all respects with all applicable Sanctions and in all material respects with applicable Anti-Money Laundering Laws and Anti-Corruption Laws and shall maintain all of the necessary Permits required pursuant to any applicable Sanctions, Anti-Money Laundering Laws and Anti-Corruption Laws in order for the Company and its Subsidiaries to continue the conduct of its business as currently conducted, and will maintain policies, procedures, and internal controls designed to promote and achieve compliance with such applicable laws and with the terms and conditions of this Certificate of Designation.

ARTICLE V NEGATIVE COVENANTS

For so long as any Series B Preferred Stock is outstanding, the Company will not, and will not permit any of its Subsidiaries to (as applicable), without the prior affirmative vote or action by written consent of the Holder Majority, take any of the following actions (in each case, whether by merger, consolidation, operation of law or otherwise). For the avoidance of doubt, no such consent shall be required for any transaction that would result in a redemption in full of all outstanding shares of Series B Preferred Stock.

Section 5.01. No Voluntary Insolvency or Dissolution. The Company will not file a voluntary petition for bankruptcy or voluntarily liquidate, dissolve or wind up the Company or the affairs of the Company.

Section 5.02. Governing Documents. The Company will not amend, alter or repeal (in each case, including by merger, consolidation or otherwise) any provision of the Certificate of Incorporation or the Bylaws of the Company in a manner that adversely and disproportionately affects the rights of the Holders in their capacity as Holders of Series B Preferred Stock.

Section 5.03. Preferred Stock and Equity Interests.

(a) The Company will not, and will not permit its Subsidiaries to create, authorize the creation of, classify, reclassify, or issue any Equity Interest ranking pari passu or senior (including structurally senior) to the Series B Preferred Stock with respect to its rights, preferences and privileges; which prohibition shall, for the avoidance of doubt, also prohibit any Indebtedness that is convertible into, any Equity Interests that are convertible into, or any instrument exercisable for, in each case Equity Interests ranking pari passu or senior (including structurally senior) to the Series B Preferred Stock.

(b) The Company will not increase the number of authorized shares of Series B Preferred Stock. The Company will not issue any additional Series B Preferred Stock, other than up to 30,000 shares of Series B Preferred Stock (the “Delayed Draw Preferred Shares”) that may be issued up to 24 months after the Closing Date in accordance with the Purchase Agreement.

Section 5.04. Restricted Payments. The Company will not, and will not permit its Subsidiaries to, make any Restricted Payments other than:

(a) the purchase, retirement, redemption or other acquisition for value of Equity Interests (including related stock appreciation rights or similar securities) of the Company held directly or indirectly by any future, present or former employee, consultant or independent contractor of the Company or any Subsidiary of the Company or their estates, heirs, family members, spouses or former spouses (Equity Interests held by any entity whose Equity Interests are held by any such future, present or former employee, consultant or independent contractor or their estates, heirs, family members, spouses or former spouses) pursuant to any management equity plan or stock option plan or any other management or employee benefit plan effective as of the Closing Date; provided, however, that the aggregate amounts paid under this clause (a) shall not exceed $500,000 at the time of making (or at the option of the Company, the declaration to make) such Restricted Payment in any calendar year;

(b) Restricted Payments in cash to purchase or redeem or in lieu of the issuance of fractional shares of the Equity Interests of the Company in an aggregate amount not to exceed the greater of $600,000 and 1.2% of EBITDA;

(c) any cashless exercise of options, warrants or other rights to acquire Equity Interests;

(d) each Subsidiary may make Restricted Payments to the Company and any of its Subsidiaries; provided that (A) if such Subsidiary is not a wholly-owned Subsidiary of the Company, such dividends must be made on a pro rata basis to the holders of its Equity Interests or on a greater than ratable basis to the extent such greater payments are made solely to the Company or a Subsidiary and (B) Permitted Intercompany Cash Management Payments (as defined in the Second Lien Credit Agreement as in effect as of the Closing Date) shall be permitted at all times;

(e) the Company and each Subsidiary may declare and make dividends payable solely in the stock or other Equity Interests (other than Disqualified Equity Interests) of such Person so long as, in the case of a Subsidiary, such Subsidiary remains wholly-owned by the Company; provided that if such Subsidiary is not a wholly-owned Subsidiary of the Company, such dividends must be made on a pro rata basis to the holders of its Equity Interests or on a greater than ratable basis to the extent such greater payments are made solely to the Company or a Subsidiary; and

(f) the Company and each Subsidiary may make Equity Interest repurchases with the proceeds received from the substantially concurrent issue of new shares of its common stock.

Section 5.05. Indebtedness. The Company will not, and will not permit any of their Subsidiaries to, directly or indirectly, at any time create, incur, assume or suffer to exist any Indebtedness or issue any Disqualified Equity Interests other than:

(a) Indebtedness in connection with the 1970 Group SIRFA, provided that such Indebtedness (i) shall not permit or require any cash interest payments (provided that this limitation shall not prohibit the payment of the “Effective Date Fee” or the “Extension Fee” (each as defined in the 1970 Group

SIRFA) or any similar fee thereunder); (ii) shall be subject to the 1970 Group Subordination Agreement; and (iii) shall only be permitted to be incurred pursuant to this Section 5.05(a), and not any other clause of this Section 5.05;

(b) Indebtedness (including Capitalized Lease Obligations and purchase money Indebtedness) to finance all or any part of the purchase, lease, construction, installment, repair or improvement of property, plant or equipment or other fixed or capital assets in an aggregate principal amount not to exceed $18,000,000; provided that such Indebtedness is incurred within ninety (90) days after the purchase, lease, construction, installation, repair or improvement of the property that is the subject of such Indebtedness;

(c) Bank Product Obligations (other than arising under Hedging Agreements) and Indebtedness under Permitted Hedging Agreements;

(d) [Reserved];

(e) Indebtedness in respect of performance bonds, bid bonds, appeal bonds, surety bonds and completion guarantees and similar obligations, in each case, provided in the ordinary course of business;

(f) Guarantees of Indebtedness of the Company or its Subsidiaries permitted to be incurred under this Certificate of Designation;

(g) issuances of Equity Interests permitted under Section 8.5(p) of the Second Lien Credit Agreement as in effect as of the Closing Date;

(h) endorsement of negotiable instruments for deposit or collection in the ordinary course of business;

(i) Indebtedness incurred in the ordinary course of business in respect of:

(i) overdraft facilities, employee credit card programs, purchasing card programs, netting services, automatic clearinghouse arrangements and other cash management and similar arrangements, merchant card services, purchase or debit cards, including non-card e-payables services, or electronic funds transfer services, treasury management services (including controlled disbursement, overdraft automatic clearing house fund transfer services, return items, and interstate depository network services) any other demand deposit or operating account relationships or other cash management services and similar arrangements, and in connection with securities and commodities arising in connection with the acquisition or disposition of Permitted Investments (as defined in the Second Lien Credit Agreement) and not any obligation in connection with margin financing;

(ii) up to $3,600,000 in the aggregate of any bankers’ acceptance, bank guarantees or letter of credit facilities, in each case, in the ordinary course of business;

(iii) the endorsement of instruments for deposit or the financing of insurance premiums;

(iv) deferred compensation or similar arrangements to the employees of the Company or any of its Subsidiaries;

(v) obligations to pay insurance premiums or take or pay obligations contained in supply agreements; and

(vi) Indebtedness owed to any Person providing property, casualty, business interruption or liability insurance to the Company or any of its Subsidiaries, so long as such Indebtedness shall not be in excess of the amount of the unpaid cost of, and shall be incurred only to defer the cost of the annual premium for such insurance;

(j) the ABL Obligations in an aggregate principal amount not to exceed at any time $150,000,000; provided that the ABL Facility shall provide that the availability of the credit extensions thereunder is subject to borrowing bases with respect to one or more categories of ABL Priority Collateral and which borrowing bases shall, on any applicable date of determination, be customary for financings of this type;

(k) Indebtedness incurred under the First Lien Credit Agreement (and Refinancing Indebtedness with respect thereto) in an aggregate principal amount not to exceed the sum of (i) $175,000,000, plus (ii) up to $50,000,000 in the form of delayed draw term loans thereunder;

(l) Indebtedness incurred under the Second Lien Credit Agreement (and Refinancing Indebtedness with respect thereto) in an aggregate principal amount not to exceed the sum of (i) $59,573,236.05, plus (ii) up to $10,000,000 in the form of delayed draw term loans thereunder, plus (iii) accrued and unpaid paid-in-kind interest thereunder (including PIK Interest (as defined in the Second Lien Credit Agreement)), plus (iv) up to $15,000,000 in the form of incremental loans thereunder;

(m) Indebtedness of any Subsidiary to the Company or to any other Subsidiary, or of the Company to any Subsidiary;

(n) other unsecured Indebtedness of the Company and its Subsidiaries in an aggregate principal amount outstanding not to exceed at any time the sum of (x) the greater of $18,000,000 and 34% of EBITDA plus (y) an amount equal to the amount of proceeds of any such unsecured Indebtedness which are utilized to repay Indebtedness incurred pursuant to the Second Lien Credit Agreement;

(o) Indebtedness of Subsidiaries of the Company that are not organized or incorporated under the laws of England and Wales, the Netherlands, Canada, any province or territory thereof, the United States, any State thereof or the District of Columbia in an aggregate amount not to exceed $12,000,000 at any time outstanding; provided that at the time of incurrence of any such Indebtedness, the Total Leverage Ratio would be less than or equal to 2.00 to 1.00 calculated on a Pro Forma Basis as of the end of the most recently ended Test Period after giving effect to the incurrence of such Indebtedness;

(p) Indebtedness not otherwise permitted in this Section 5.05 in an aggregate amount not to exceed the greater of $9,000,000 and 17% of EBITDA at any time outstanding; provided that to the extent Indebtedness outstanding in reliance on this clause (p) would exceed the greater of $3,600,000 and 6% of EBITDA at the time of incurrence of any additional Indebtedness to be incurred in reliance on this clause (p), then such additional Indebtedness shall be permitted only if, at the time of incurrence of any such Indebtedness, the Total Leverage Ratio would be less than or equal to 2.00 to 1.00 calculated on a Pro Forma Basis as of the end of the most recently ended Test Period after giving effect to the incurrence of such Indebtedness;

(q) Indebtedness resulting from Sale and Leaseback Transactions permitted pursuant to Section 8.5(m) of the Second Lien Credit Agreement as in effect on the Closing Date in an aggregate amount not to exceed $3,000,000 at any time outstanding;

(r) Indebtedness consisting of the letters of credit as in effect on March 12, 2025 and reimbursement obligations in respect thereof; and

(s) additional Indebtedness secured on a pari passu basis with the loans incurred pursuant to the Second Lien Credit Agreement as in effect on the Closing Date in an aggregate principal amount not to exceed the Available Incremental Amount and solely to the extent permitted under the First Lien Credit Agreement as in effect on the Closing Date and the Second Lien Credit Agreement as in effect on the Closing Date (any Indebtedness incurred in reliance on this clause (s), “Incremental Equivalent Debt”); provided, that the proceeds of any such Indebtedness shall be used solely for working capital purposes.

ARTICLE VI TAX

Section 6.01. Tax.

(a) The Company may deduct and withhold, or cause to be deducted and withheld from any amounts paid in respect of the Series B Preferred Stock, any amounts required to be deducted and withheld under applicable Law with respect to the making of such payment in respect of the Series B Preferred Stock. Other than any deduction or withholding imposed in connection with the failure of a Holder to provide the Company with the documentation set forth in Section 6.01(c), before deducting or withholding any amounts with respect to the Series B Preferred Stock, the Company shall use commercially reasonable efforts to notify any affected Holder in writing and shall reasonably cooperate with each Holder to reduce or eliminate such deduction or withholding (and if any withholding is made, the Company will reasonably cooperate with the affected Holder to secure a refund or credit of such deduction or withholding).

(b) For U.S. federal income tax purposes, it is the intent of the Company (and its affiliates) and the Holders that: (i) the Series B Preferred Stock will be treated as “stock” within the meaning of section 305 of the Code and the Treasury Regulations promulgated thereunder that is not “section 306 stock” as such term is used in Section 306 of the Code; (ii) any Voluntary Redemption and any Mandatory Redemption will be treated as a redemption that is a sale and exchange pursuant to Section 302(b) of the Code, and not a distribution under Section 301 of the Code, provided that the Holder whose Series B Preferred Stock is being redeemed does not own a greater than 50% interest in the Common Stock (directly and through application of the attribution rules described in Section 302(c) of the Code); (iii) the terms of the Preferred Stock do not require the Holders to include any amounts in income as a dividend or other distribution (or deemed distribution) as a result of the accrual of the Return Rate or otherwise prior to the receipt of cash in respect of the Series B Preferred Stock (other than potential inclusions (A) with respect to an agreed amount of non-de minimis original issue discount on the initial Series B Preferred Stock that is attributable to the portion of the Initial Purchase Price that is allocable to the acquisition of the Tranche A Warrants and Tranche B Warrants acquired at the issuance of the initial Series B Preferred Stock and set forth in the Purchase Agreement; and (B) with respect to any agreed amount of non-de minimis original issue discount (if applicable) in respect of the Series B Preferred Stock constituting the Delayed Draw Preferred Shares that is agreed in writing by the Company and the initial Holders thereof that is attributable to the portion of the Delayed Draw Purchase Price that is drawn at a particular issuance of Delayed Draw Preferred Shares and that is allocable to the Delayed Draw Warrants acquired at the issuance of such Delayed Draw Preferred Shares); and (iv) the Undrawn Fee will be treated as option premium (the intended tax treatment set forth in clauses (i) through (iv), the “Intended Preferred Stock Tax Treatment”). The Company and the Holders will (and will cause their affiliates to) file their income tax returns (and assess and administer withholding tax requirements consistent with) the Intended Preferred Stock Tax Treatment except as otherwise required by a change in law after the Closing Date or a “determination” within the meaning of section 1313 of the Code. Capitalized terms used in this Section 6.01(b) but not otherwise defined in this Certificate of Designation shall have the meaning set forth in the Purchase Agreement.

(c) Each Holder of Series B Preferred Stock shall provide the Company with a properly completed and executed: (i) IRS Form W-9; (ii) IRS Form W-8EXP; (iii) IRS Form W-8IMY; or (iv) other documentation establishing a complete exemption for such Holder from U.S. federal withholding tax applicable to dividends.

(d) The Company and Holders shall reasonably cooperate to structure any Voluntary Redemption and Mandatory Redemptions in a tax efficient manner for Holders. The Company will provide information regarding the Company reasonably requested by a Holder in connection with assessing tax withholding and compliance obligations, including for this purpose (i) an estimate or determination of the amount of the Company’s current and accumulated earnings and profits in any taxable period where relevant to determining if any amount distributed or deemed distributed to the Holders is properly treated as a dividend for U.S. federal income tax purposes and (ii) certifications requested by Holders relating to the status of the Company as a United States real property holding corporation (as such term is used in Section 897 of the Code). The Company will not take any action without the consent of the Holder Majority that would result in the Holders owning an entity that is not treated as a U.S. corporation for U.S. federal income tax purposes.

(e) For so long as any Series B Preferred Stock is outstanding, the Company will not, without the prior affirmative vote or action by written consent of a majority of the Holders, make any tax election that would have a disproportionate and material adverse impact on the Holders.

(f) The Company will pay any documentary, stamp, transfer, registration, stock issuance, sales, excise or similar Taxes payable in connection with the issuance of the Series B Preferred Stock and in connection with any redemption of the Series B Preferred Stock.

ARTICLE VII TRANSFERS

Section 7.01. Transfers.

(a) A Holder of Series B Preferred Stock may transfer any share of Series B Preferred Stock to a Person pursuant to a Permitted Transfer at any time.

(b) Upon the surrender of any certificate, if then certificated, representing Series B Preferred Stock, the Company shall, upon the request of the record holder of such certificate, promptly (but in any event within five (5) Business Days after such request) execute and deliver (at the Company’s expense) a new certificate or certificates in exchange therefor representing Series B Preferred Stock with an aggregate Stated Value and Accreted Value of the Series B Preferred Stock represented by the surrendered certificate. Each such new certificate will be registered in such name and the shares represented thereby will have the Stated Value and Accreted Value applicable to the shares of Series B Preferred Stock represented thereby (provided, that if such registered holder is different than such requesting holder, such registration in the name of the new registered holder will be contingent on the consummation of a Permitted Transfer). The issuance of new certificates will be made without charge to the Holders of the Series B Preferred Stock, and the Company shall pay for any cost incurred by the Company in connection with such issuance; provided that the Company shall not pay for any documentary, stamp or similar issuance or transfer tax in respect of the preparation, execution and delivery of such new certificates pursuant to this Section 7.01 and any such taxes shall be the sole responsibility of the applicable Holder and its transferee. All transfers and exchanges of the Series B Preferred Stock will be made promptly by direct registration on the books and records of the Company and the Company shall take all such other actions as may be required to reflect and facilitate all transfers and exchanges permitted pursuant to this Section 7.01.

(c) Upon receipt of evidence reasonably satisfactory to the Company (it being understood that an affidavit of the registered holder will be satisfactory) of the ownership and the loss, theft, destruction or mutilation of any certificate evidencing Series B Preferred Stock, if applicable, and in the case of any such loss, theft or destruction, upon receipt of indemnity reasonably satisfactory to the Company, or, in the case of any such mutilation upon surrender of such certificate, the Company shall (at its expense) execute and deliver in lieu of such certificate a new certificate of like kind representing the Series B Preferred Stock represented by such lost, stolen, destroyed or mutilated certificate and dated the date of such lost, stolen, destroyed or mutilated certificate.

(d) Unless otherwise agreed to by the Company and the applicable Holder, each certificate representing the Series B Preferred Stock, if applicable, will bear a restrictive legend substantially in the form set forth in Appendix I hereto, which is hereby incorporated in and expressly made a part of this Certificate of Designation, and will be subject to the restrictions set forth therein. In addition, each such certificate may have notations, additional legends or endorsements required by Law, stock exchange rules, and agreements to which the Company and all of the Holders of Series B Preferred Stock in their capacity as Holders are subject, if any.

(e) Notwithstanding anything to the contrary herein, no transfer by any Holder of Series B Preferred Stock shall be permitted unless such a transfer is made in compliance with the Shareholders Agreement and all applicable securities laws.

ARTICLE VIII TRIGGER EVENTS, DEFAULTS AND REMEDIES

Section 8.01. Trigger Events. A “Trigger Event” wherever used herein, means any material breach in any respect by the Company of its obligations, covenants, representations, warranties or agreements (including a failure to redeem Series B Preferred Stock when required pursuant to this Certificate of Designation) in each case in this Certificate of Designation or the Purchase Agreement and, in the case of any such breach that is capable of being cured other than a breach pursuant to Section 5.01 or Section 5.03 or any breach with respect to a payment obligation of the Company, such breach continues for thirty (30) days.

Section 8.02. Waiver of Past Defaults. A Holder Majority, by written notice to the Company, may on behalf of the Holders of all of the Series B Preferred Stock waive any existing Default and its consequences hereunder (except as provided in Section 9.02(b)). Upon any such waiver, such Default shall cease to exist, and unless otherwise provided in such waiver, any Trigger Event arising therefrom shall be deemed to have been cured for every purpose herein; but no such waiver shall extend to any subsequent or other Default or impair any right consequent thereon.

ARTICLE IX VOTING; AMENDMENT, SUPPLEMENT AND WAIVER

Section 9.01. Voting Rights. The Holders, except as otherwise required under Law or as expressly set forth in this Certificate of Designation, shall not be entitled to vote on any matter required or permitted to be voted upon by the shareholders of the Company.

Section 9.02. With Consent of Holders.

(a) Subject to Section 9.02(b) below, no (i) amendment, modification, supplement or waiver of any of the terms of this Certificate of Designation or the preferences, powers or rights of the Holders, (ii) waiver, in whole or in part, of any Default and its consequences hereunder and (iii) waiver, in whole or in part, of any existing Default or Trigger Event, shall be made or given effect without the vote or written consent (including any consents obtained in connection with a tender offer or exchange offer for, or purchase of, the Series B Preferred Stock) of the Holder Majority.

(b) In addition to Section 9.02(a) above, no amendment, modification, supplement or waiver (in each case, including by merger, consolidation or otherwise) of the terms of this Certificate of Designation or the preferences, powers or rights of the Holders shall be made or given effect without the vote or written consent of (x) in the case of clauses (i) through (iii), each Holder affected thereby (as to the Series B Preferred Stock held by such affected Holder), (y) in the case of clause (iv), all Holders, and (z) in the case of clause (v), the applicable voting percentage of the Holders subject to such change or the Holder Majority as then defined, respectively, to the extent that the same shall:

(i) reduce the Accreted Value or Redemption Price of any such share of Series B Preferred Stock;

(ii) waive a Default in the payment of the Accreted Value or Redemption Price of the Series B Preferred Stock;

(iii) make any change to this Article IX that is materially adverse to the Holders;

(iv) make any change to Section 3.02 regarding any pro rata treatment of all Holders in connection with any redemption referred to therein; or

(v) make any change in voting percentages of the Holders or the definition of Holder Majority.

(c) Promptly, and in no event later than three Business Days, after an amendment, supplement or waiver under this Section 9.02 becomes effective, the Company shall give the Holders a notice briefly describing the amendment, supplement or waiver. Any failure of the Company to deliver such notice, or any defect therein, shall not, however, in any way impair or affect the validity of any such amendment, supplement or waiver.

Section 9.03. Revocation and Effect of Consents. Until an amendment, modification, supplement or waiver under Section 9.02 becomes effective, a consent to it by a Holder shall represent the consent of the Holder and every subsequent Holder of a share of Series B Preferred Stock or portion of a share of Series B Preferred Stock that evidences the same share as the consenting Holder’s Series B Preferred Stock, even if notation of the consent is not made on any certificate representing a share of Series B Preferred Stock. However, unless such consent otherwise provides in accordance with Law, any such Holder or subsequent Holder may revoke the consent as to its share of Series B Preferred Stock to the fullest extent permitted by Law. Such an amendment, modification, supplement or waiver shall bind every Holder.

ARTICLE X MISCELLANEOUS

Section 10.01. Ultra Vires. For the avoidance of doubt, any of the actions prohibited by or taken in contravention of the provisions herein, including but not limited to Article IV and Article V, shall be ultra vires, null and void ab initio and of no force or effect. Further, the Company and its Subsidiaries shall not, by amendment, alteration or repeal of this Certificate of Designation (whether by merger, consolidation, operation of Law, or otherwise) or through any transaction that would trigger a Mandatory Redemption, Voluntary Redemption, any Change of Control or any other reorganization, recapitalization, transfer of assets, amalgamation, consolidation, merger, dissolution, disposition, issue or sale of securities, agreement or any other voluntary action, avoid or seek to avoid the observance or performance of any of the terms to be observed or performed under this Certificate of Designation by the Company or any of its Subsidiaries.

Section 10.02. Notices. Any notice or other communication required or permitted to be given to any party under this Certificate of Designation will be in writing and delivered by (a) email or (b) overnight delivery via a national courier service, with respect to any Holder, at the email address or physical address on file with the Company and, with respect to the Company, to the following email address or physical address, as applicable:

If to the Company:

Team, Inc.

13131 Dairy Ashford, Suite 600

Sugar Land, Texas 77478

Attn: Nelson M. Haight and James C. Webster

Email: Nelson.Haight@teaminc.com and James.Webster@TeamInc.com

With a copy to:

Kirkland & Ellis LLP

609 Main Street

Houston, TX 77002

Attention: Matthew Pacey and Billy Vranish

E-mail: matt.pacey@kirkland.com and billy.vranish@kirkland.com

Notice or other communication pursuant to this Section 10.02 will be deemed given in accordance with Section 232 of the DGCL, except that any notice or communication given by email transmission on a non-Business Day or on any Business Day after 5:00 p.m., New York City time, or by overnight delivery on a non-Business Day will be deemed to have been given at 9:00 a.m., New York City time, on the next Business Day.

Section 10.03. Severability. Whenever possible, each provision hereof will be interpreted in a manner as to be effective and valid under applicable Law, but if any provision hereof is held to be prohibited by, or ineffective or invalid under, applicable Law, then such provision will be prohibited, ineffective or invalid only to the extent of such prohibition, ineffectiveness or invalidity, without prohibiting, invalidating or otherwise affecting the remaining provisions hereof.

Section 10.04. Governing Law. This Certificate of Designation and all claims or causes of action (whether in contract, tort or statute) that may be based upon, arise out of or relate to this Certificate of Designation, or the negotiation, adoption or performance of this Certificate of Designation (including any claim or cause of action based upon, arising out of or related to any representation or warranty made in or in connection with this Certificate of Designation or as an inducement to enter into this Certificate of Designation), shall be governed by and enforced in accordance with the Laws of the State of Delaware, including its statutes of limitations, without regard to the Laws of the State of Delaware or any other jurisdiction that would call for the application of the substantive Laws of any jurisdiction other than the State of Delaware.

Section 10.05. Rights and Remedies of Holders.

(a) The Company and each Holder hereby acknowledges and agrees that the various provisions set forth under this Certificate of Designation are unique, for the benefit of the Holders and that the Holders would be damaged irreparably in the event any of the provisions of this Certificate of Designation is not performed in accordance with its specific terms or otherwise is breached, and that remedies at law would not be adequate to compensate the Holders. Accordingly, the Company agrees that the Holders will be entitled to enforce them, including an injunction or injunctions to prevent breaches of the provisions of this Certificate of Designation and to enforce specifically the terms and provisions hereof in addition to any other remedy to which they may be entitled, at law or in equity. The Company shall waive any defense that a remedy at law is adequate and waive any requirement to prove special damages, post bond or provide similar security in connection with one or more actions instituted for injunctive relief or for specific performance of this Certificate of Designation.

(b) Except as expressly set forth herein, all remedies available under this Certificate of Designation, at law, in equity or otherwise, will be deemed cumulative and not alternative or exclusive of other remedies. The exercise by any Holder of a particular remedy will not preclude the exercise of any other remedy.

IN WITNESS WHEREOF, the Company has caused this Certificate of Designation to be signed by a duly authorized officer this 11th day of September 2025.

THE COMPANY: TEAM, INC.

By:	/s/ James C. Webster
Name:	James C. Webster
Title:	Executive Vice President, Chief Legal Officer and Secretary

[SIGNATURE PAGE TO CERTIFICATE OF DESIGNATIONS]

Appendix I Restrictive Legend to the Series B Preferred Stock Certificate

THE SECURITIES REPRESENTED BY THIS CERTIFICATE HAVE NOT BEEN REGISTERED UNDER THE SECURITIES ACT OF 1933, AS AMENDED (THE “SECURITIES ACT”) AND MAY NOT BE TRANSFERRED, SOLD OR OTHERWISE DISPOSED OF EXCEPT WHILE A REGISTRATION STATEMENT RELATING THERETO IS IN EFFECT UNDER THE SECURITIES ACT OR PURSUANT TO AN EXEMPTION FROM REGISTRATION UNDER THE SECURITIES ACT.

THE SECURITIES REPRESENTED BY THIS CERTIFICATE ARE ALSO SUBJECT TO CERTAIN RESTRICTIONS ON TRANSFERS SET FORTH IN ARTICLE VII OF THE CERTIFICATE OF DESIGNATION FILED WITH THE SECRETARY OF STATE FOR THE STATE OF DELAWARE PURSUANT TO SECTION 151 OF THE DELAWARE GENERAL CORPORATION LAW (THE “CERTIFICATE OF DESIGNATION”) AND THE SECURITIES PURCHASE AGREEMENT BY AND AMONG TEAM, INC. (THE “COMPANY”) AND CERTAIN HOLDERS OF THE COMPANY’S SECURITIES PARTY THERETO. NO TRANSFER, SALE, ASSIGNMENT, PLEDGE, HYPOTHECATION OR OTHER DISPOSITION OF THE SECURITIES REPRESENTED BY THIS CERTIFICATE MAY BE MADE EXCEPT IN ACCORDANCE WITH THE PROVISIONS OF THE CERTIFICATE OF DESIGNATION AND THE SECURITIES PURCHASE AGREEMENT. A COPY OF THE CERTIFICATE OF DESIGNATION AND THE SECURITIES PURCHASE AGREEMENT WILL BE FURNISHED WITHOUT CHARGE BY THE COMPANY TO THE HOLDER UPON REQUEST.